UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Completion of Compulsory Acquisition of CNLP and Withdrawal of Listing from HKEX

On July 14, 2022, JD Property Group Corporation (“JD Property”), a subsidiary of JD.com, Inc. (the “Company”), completed the Compulsory Acquisition (as defined below) of China Logistics Property Holdings Co., Ltd (“CNLP”), the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKEX”), and all the remaining shares of CNLP were transferred to JD Property. CNLP is principally engaged in the leasing of storage facilities and the related management services in the PRC. As the valid acceptances received by JD Property had crossed the required threshold, JD Property elected to exercise its rights, pursuant to Section 88 of the Companies Act of the Cayman Islands, to compulsorily acquire those shares of CNLP not already acquired by JD Property (the “Compulsory Acquisition”). As a result, CNLP has become a wholly-owned subsidiary of JD Property. The HKEX has approved the withdrawal of listing of the shares of CNLP from the HKEX pursuant to Rule 6.15(1) of the Hong Kong Listing Rules. The last day of trading of the shares of CNLP on the HKEX was June 24, 2022, and the listing of the shares of CNLP on the HKEX will be withdrawn with effect from 9:00 a.m. on Friday, July 15, 2022.

In addition, CNLP intends to repurchase and cancel all of its HK$1,109,000,000 6.95% convertible bonds due 2024 (the “2024 Convertible Bonds”), which is listed on the HKEX, on or around July 18, 2022. An application will then be made to the HKEX for the withdrawal of listing of the 2024 Convertible Bonds from the HKEX. The 2024 Convertible Bonds will remain listed on the HKEX until they are withdrawn from listing.

Unless otherwise stated, all time references contained herein are to Hong Kong time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By	:	/s/ Sandy Ran Xu
Name	:	Sandy Ran Xu
Title	:	Chief Financial Officer

Date: July 14, 2022